Exhibit 99.4

JULY 2 - 30, 2010

Frequently Asked Questions

The Textron Option Exchange Program is a one-time opportunity for you to exchange certain underwater employee stock options for new options covering a lesser number of Textron common shares. The FAQs below are intended to address questions you may have about the program. A formal Offer to Exchange which will contain a  Summary of Terms, along with an overview of participation risks and a detailed description of the program, will be provided to you when the exchange window opens on July 2, 2010.

BACKGROUND

Q1. What is a stock option?

A stock option is the right to purchase, at a later date, one share of stock at a preset price (called the “strike price” or “exercise price”). To exercise an option means to buy actual shares of stock at the strike price, and then to either keep those shares or sell them and receive in cash the difference between the current share price and the strike price, which is the “gain” on the exercise.

This is the most common form of stock option exercise, called a cashless exercise. The formula below illustrates how a cashless exercise works:

Number of stock options you choose to exercise	X	Textron’s stock price – the strike price	=	Value of payout

Q2. Why is Textron offering an Option Exchange Program?

Stock options are an important component of our Long-term Incentive Compensation program and are intended to motivate and help retain talented employees. Because you and other employees may hold stock options that are substantially “underwater” (meaning options with strike prices that are greater than our current stock price), you may feel that these options do not currently have value.

The Option Exchange Program lets you exchange certain options you perceive to be of no or limited value for options with a lower strike price (one which is closer to today’s stock price). Ultimately, we are offering the Option Exchange Program to help ensure that you continue to find value in the equity incentives that Textron provides.

Q3. Do I have to participate in the Option Exchange Program?

No. The Option Exchange Program is completely voluntary.

Q4. What happens to options I choose not to exchange?

Nothing will happen to options you elect not to exchange. Your eligible options will remain outstanding until they are exercised or they expire by their original terms.

Q5. Why should I consider participating in the Option Exchange Program?

The program enables you to convert eligible underwater options that may not yield value before they expire, into new options. There’s no guarantee that the new options will provide financial gain, but making an exchange renews your opportunity to benefit from options previously underwater. As with any stock option, potential gain is dependent on market conditions and stock price fluctuations. Textron is not making any recommendation on whether you should participate in the Option Exchange Program.

Q6. Is there a downside of the Option Exchange Program?

There are a number of factors to consider when deciding whether or not to participate in the Option Exchange Program

First, it is not a one-for-one exchange. You will receive fewer new stock options than the number of eligible stock options you turn in. This is because the eligible options (with strike prices higher than market) are worth less than new options. (See the Exchange Ratio section below for more information.)

Secondly, a 15% discount will be built into the exchange ratio to reduce the number of new options granted in exchange. This provision was included to balance shareholder interests and mitigate accounting expense for the company.

Thirdly, there is no guarantee that the new options won’t go underwater. While the new stock options will have potential to deliver more value than those currently underwater, they will only deliver value if the stock price goes up from the new grant date.

Lastly, there is always the risk that the price of Textron stock may increase to such an extent that the eligible options you exchanged would have been worth more than the new options you received.

Q7. Will another option exchange be offered at a later date?

We don’t anticipate offering another option exchange program at this time. Should circumstances ever call for another program, it would require approval by the Textron Board of Directors and our shareholders.

ELIGIBILITY

Q8. Who is eligible for the Option Exchange Program?

U.S. employees who hold eligible options and remain employed through the duration of the open exchange window may participate in the program; Textron executive officers are not eligible to participate.

Q9. What options are eligible for the program?

For an option to be eligible, its strike price must exceed the greater of:

1.     $38.00,

2.     The 52-week high trading price of Textron’s common stock (measured from the ending date of the Option Exchange Program), or

3.     50% above the closing price of our common stock on the ending date of the Option Exchange Program.

Option grants currently eligible for the program have strike prices that range from $38 per share to $70 per share. Eligible options can include both vested and unvested options as well as both incentive stock options and nonqualified stock options.

Your eligible options will be listed on the secure, dedicated Option Exchange Website, which will be made available to you when the exchange window opens.

THE EXCHANGE

Q10. When will the option exchange window be open?

The option exchange window is slated to open on July 2, 2010 and close at 11:59 p.m. (Eastern Time) on July 30, 2010. During this time, you may make—or modify—an exchange via the Option Exchange Website. These dates are subject to change, and Textron reserves the right to extend the time period during which the window remains open.

Q11. How do I figure out which of my grants are eligible?

On July 2, 2010, you should receive an e-mail from generalequity@textron.com with an Internet address and password for the Option Exchange Website. This secure, dedicated site will be pre-populated with your eligible options and is where you will submit your elections. This site will also contain information and simple interactive tools to help you decide whether or not to make an exchange.

Q12. Can I pick and choose which options I want to exchange, or is it all-or-nothing?

You can exchange all or none of your eligible options on a grant-by-grant basis. For example, if you hold two option grants, each consisting of 100 options, you may elect to exchange only one of these grants, but you must exchange all 100 options under the grant.

Q13. If I don’t want to exchange any of my eligible options, do I have to register a decision on the Option Exchange Website?

No. You don’t have to do anything if you decide not to make an exchange.

Q14. Will I receive the same number of new options as the eligible options I turn in?

No. The new options have greater fair market value than the eligible options, in part because they have a lower strike price. To even out the exchange, you will need to turn in a greater number of eligible options to receive one new option. The actual number of eligible options you will need to turn in to receive one new option is the “exchange ratio”.

In addition, a 15% discount will be applied to the exchange ratio in order to provide an appropriate balance between our goals for the program and our shareholders’ interests. Also it helps mitigate any additional accounting expense for the company.

Q15. How is the exchange ratio determined?

Exchange ratios are calculated grant-by-grant and are based on the fair market value of the eligible options vs. the new options. Towers Watson will determine fair market value using the Black-Scholes option valuation model, which takes into account a number of factors, including: stock price, volatility, strike price, risk-free interest rate and time until expiration. The Monte Carlo binomial valuation model will be used for modeling the expected life of the eligible options.

Once Towers Watson determines fair value of both the eligible and new options, it will calculate exchange ratios on a ‘value-for-value’ basis, building a 15% discount into the ratio to reduce the number of new options granted in exchange. This discount is included in order to enhance the fairness of the Option Exchange Program to our shareholders and to mitigate any additional accounting expense for the company.

Q16. Why will the exchange ratio reflect a 15% discount?

This provision was included to decrease the likelihood of incurring incremental accounting expense in connection with the grant of the new options, to provide an appropriate balance between our goals for the program and our shareholders’ interests, and to help ensure support for the program from our Board of Directors and shareholders.

As a comparison, option exchange programs implemented by other companies during 2009 and early 2010 had exchange ratio discounts of 10% to 20%.

Q17. When will I know how many eligible options I have to give up for a new option?

While exchange ratios will be updated each evening during the open window, final exchange ratios won’t be calculated until after the New York Stock Exchange (NYSE) closes on Friday, July 30. The exchange ratios calculated that evening will determine how many new options you will ultimately receive in exchange for your eligible options.

You will receive a final confirmation at the end of the open window showing which of your eligible options have been registered for exchange.

Q18. Can I change my mind after I elect to exchange my eligible options for new ones during the open window?

Yes. You can change your election via the Option Exchange Website at any time through the close of the exchange window, which is expected to be at 11:59 p.m. (Eastern Time) on July 30, 2010. Each time you submit a decision you will receive an e-mail confirmation. You will also receive a final confirmation after the exchange window closes showing which of your eligible options have been registered for exchange.

Q19. Why should I submit my election prior to July 30, 2010, if final exchange ratios won’t be calculated until that evening?

The decision to keep your eligible options or exchange them for new ones could have significant financial impact on you in the future. For that reason, you may not want to wait until the last evening to submit your elections and risk missing the open window.

If you submit your elections earlier during the window, you can always make a change to your election anytime up until the program closes at 11:59 p.m. (Eastern Time) on July 30, 2010.

Q20. When will the final exchange ratio and strike price be set?

The final exchange ratios and the strike price for new options will be known after the New York Stock Exchange (NYSE) closes on Friday July 30th. The Option Exchange Website will be updated by 7:00 p.m. that Friday and you can login to make any changes you wish regarding your election up until 11:59 p.m. (Eastern Time) that night.

Q21. After the exchange window is closed, can I still change my election?

No, your election as of 11:59 p.m. (Eastern Time) on July 30, 2010 is final and cannot be changed.

Q22. Will I owe taxes if I exchange my eligible options?

For U.S. federal income tax purposes, the exchange of eligible options for new options should be treated as a non-taxable exchange and no income should be recognized.

NEW OPTIONS

Q23. How is the strike price of the new options determined?

The strike price for the new options will be equal to Textron’s closing stock price on Friday, July 30, 2010.

Q24. Will I have to formally “accept” the new options?

When you submit your election via the Option Exchange Website, you will be asked to confirm your acceptance of the terms and conditions of the Option Exchange Program. Your acceptance is acknowledged when the confirmation page appears on your screen.

Q25. Is there anything that could change the value of my confirmed elections?

Yes. The number of new options granted in exchange for eligible options confirmed prior to market close on July 30, 2010 will change to reflect that day’s closing stock price and exchange ratios. Should you want to make changes to your elections based on the final closing price, you can login to the Option Exchange Website after 7:00 p.m. and make changes up until 11:59 p.m. (Eastern Time) that night.

In addition, because Textron’s stock price will fluctuate during the open window, options that are eligible when the window opens may not be eligible when the window closes. So, although you may register a decision to exchange a particular option grant, it does not mean that those options will be automatically accepted for exchange.

For example, option grants currently eligible for the program have strike prices that range from $38 per share to $70 per share. For a grant to remain eligible, the difference between its strike price and our stock price at the close of the program must remain greater than 50 percent of the stock price (see Question 9, #3). So, if our stock price climbs to $26 when the stock market closes on July 30, 2010, the strike price of eligible options must be $39 or more. In this instance, if you exchanged option grants with a strike price of $38.50 per share, they would no longer be eligible for exchange.

Also, since you must be an active employee during the exchange window, termination during the window would make you ineligible for the program and your confirmed elections would be cancelled.

Q26. When are the new options effective?  What is the grant date?

The new options are effective on the grant date, which is expected to be August 1, 2010. The grant date is the day the options begin the 12-month vesting period or continue to vest under the prior conditions, if longer.

Q27. When will I get the documentation for the new options?

You will receive documentation for your new options in August/September 2010. During this time frame, the new options will appear in your Morgan Stanley Smith Barney account (www.benefitaccess.com) and the current exchanged options will be cancelled.

Q28. Do the new options have the same terms and conditions as the options being exchanged?

For the most part, yes.  But, the new options will have different vesting and early retirement provisions related to vesting. Also, all new options will be nonqualified stock options regardless of whether the exchanged options qualified as incentive stock options. Full detail will be available in the grant documentation on the Option Exchange Website.

Q29. What is the vesting schedule for the new options?

The new options will have new vesting requirements. Each new option will vest according to the original vesting schedule of the exchanged option or 12 months — whichever is longer. If the exchanged option was already fully vested, the new option will not vest until 12 months after the exchange window is closed.

If an exchanged option is partly vested, then the new option will vest in corresponding increments — the portion of the exchanged option that wasn’t vested will retain the original vesting schedule or 12 months (whichever is longer) and the portion that is vested will vest in 12 months.

Q30. When can I exercise my new options?

You can exercise new options after they vest and before they expire.

Q31. What is the remaining life of the new options? When do they expire?

New options will have the same remaining life of the options that are exchanged.  For example, if the eligible options were granted on February 1, 2006 with a life of 10 years, the remaining life would be 5 ½ years as of the end of the exchange window. The new options in this example would also have 5 ½ years remaining before they expire.

Q32. If I retire before the new options vest, will they continue to vest?

No. If you retire or terminate employment prior to the new 12 month vesting requirement (or longer if the original vesting terms were longer), the options will cancel on the date of termination.

The Option Exchange Program was structured this way to ensure that the program helps to motivate and retain employees.

Q33. If I retire after the new options vest, how long will I have to exercise them?

Once the new options vest, they will continue to be exercisable for the original terms and conditions set forth in the exchanged awards.

Q34. What happens to my new options if I leave the company before they vest?

If you terminate employment prior to the 12 month vesting requirement (or longer if the original vesting terms were longer), the options will be cancelled on the date of termination.

Q35. What happens to my options if I become disabled or die?

As is the case with current outstanding options, if you become disabled or die prior to vesting, the new options will automatically vest.

Q36. Where can I go with additional questions?

Contact Nate Walker, Stock Plan Lead, at (401) 457-3570 or send questions to generalequity@textron.com.

Important legal information

The option exchange program has not commenced. Textron will file a Tender Offer Statement with the Securities and Exchange Commission (SEC) upon the commencement of the option exchange program. Textron stock option holders should read this document before participating in the program, as it will contain important information. Textron stock option holders will be able to obtain the written materials described above, and other documents filed with the SEC, free of charge from the SEC’s website at www.sec.gov. In addition, stock option holders may obtain free copies of the documents filed by Textron with the SEC on the company’s Web site at the investor relations page on www.textron.com.